Sector 10, Inc.
14553 South 790 West, # C
Bluffdale, Utah 84605

November 10, 2008

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Re:

Sector 10, Inc.

Form 10-KSB for the Year Ended March 31, 2008

Filed July 15, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008; Filed August 19, 2008

File No, 000--24370

Dear Ms. Tillan:

We are in receipt of your letter dated October 14, 2008 (copy enclosed) in which you made comments and/or requested additional information regarding the Form 10-KSB filed by Sector 10, Inc. (:Sector 10” or “Company”) for the year ended March 31, 2008 and the Form 10Q filed for the period June 30, 2008.  You requested a response within 10 business days from your correspondence.   In accordance your requests, our response for each comment is as follows.  Please note that the number and item(s) refer to the specific number and item(s) referred in your correspondence.

Form 10-KSB fir the fiscal Year Ended March 31, 2008

Consolidated Financial Statements, page 13

Consolidated Statements of Shareholders’ Deficit, page 16

1)

Form 10-KSB was amended to adjust the presentation of the Consolidated Statements of Changes in Shareholders Deficit to maintain consistency with other with the years ended presented in the financial statements.  An adjustment was made to include the activity for the periods ended March 31, 2007 and March 31, 2006. Since there was no activity during this period, the adjustment had no impact on the financial results presented in the original filing.

Item 8A Controls and Procedures, page 26

2)

In accordance with our discussions, the 2nd paragraph under Critical Accounting Policies was amended to include the wording “at the reasonable assurance level” as follows:

Based on the foregoing, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Network Acquisition, page 7

3)

Note 2 was amended to change “Sector 10 products and services” to “Sector 10 Holdings product and services”.

Management’s Discussion and Analysis or Plan of Operation, page 10

4)

The network was transferred from related parties Sector 10 Holdings, Inc. to Sector 10, Inc. The network was valued based on the transferred costs from Sector 10 Holdings to Sector 10 Inc.  In order to avoid confusion, we have eliminated any discussion of any other valuation regarding the network.

5)

We have removed all discussion of the valuation report and any further discussions regarding other valuations in excess of the transferred costs from a related party.

In connection with responding to the comments raised in your correspondence dated October 14, 2008, Sector 10, Inc. (“Company”) acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information contained n this correspondence is intended to be in response to your comments raised in your correspondence dated October 14, 2008.  Please review the information provided and contact me with any further questions, comments or requests for additional information.

We have submitted a marked up version of the proposed amended Form 10-KSB for the period ended March 31, 2008 and the Amended Form 10-Q for the period ended June 30, 2008.  The changed potions are highlighted in yellow to simplify your review.  Upon acceptance of these changes, we will file the Amended forms.  Please provide us with final comments so that the final filing may be completed.

Sincerely,

By: /s/ Laurence A. Madison

Laurence A. Madison

Chief Financial Officer

Sector 10, Inc.